May 2, 2007

Mara Ransom
Division of Corporation Finance
Telephone Number: (202) 551-3655
Teleeopier Number: (202) 772-9217

International Imaging Systems, Inc.
Amendment 1 to Preliminary Information Statement of Schedule 14C
Filed May 2, 2007
File No. 0-25413

Dear Ms. Ransom:

We are submitting this letter in response to your comment letter dated April 13, 2007. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.	Please comply with the outstanding comments in our letter dated January 30, 2007.

Item 3. Controls and Procedures, page 15

You disclose that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the SEC’s rules and forms and are operating in an effective manner. In future filings, please revise clarity, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In this regard, please note that your are not required to set forth the definition of controls and procedures in the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures, but if you include a definition it should be the entire definition in Rate 13a-15(e) or 15d-15(e) of the Exchange Act. In addition, the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures should also be revised to clearly state whether or not your disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(3e) of the Exchange Rate) are effective as of the end of the period covered by the report. See Item 307 of Regulation S-X.

Response:
In the future we will clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2 Certifications

In future filings, please revise your certifications to eliminate the titles of the certifying persons form the first sentence of the certifications. Please see the certification in Item 601(b)(31) of Regulation S-B.

Response:	In the future, we will revise our certification to eliminate the titles of the certifying persons from the first sentence of the certification.

2.
Please confirm that you currently have, and at the time implementing the reverse stock split will have, less than 300 shareholders of record. In this regard, please tell us your current number of shareholders of record.

Response:	We currently have approximately 162 shareholders as of May 1, 2007.

Increase of Authorized Shares of Common Stock: Reverse Stock Split….page 4

3.
We note that you are increasing the number of your authorized shares of common stock from 2.9 million to 79 million shares. Please disclose whether you are currently engaged in any negotiations or otherwise have any specific plans, regardless of whether you have yet to enter into a definitive agreement, to use the additional authorized shares for any acquisition, merger or consolidation. In this regard, to the extent that any of the additional authorized common shares will be used for any planned or specified acquisitions, merger consolidations, it would appear that Item 14 of Schedule 14A would be applicable. In the alternative, please revise to state that you currently are not engaged in any negotiations or otherwise have no specific plans to use the additional authorized shares for any acquisitions, merger or consolidation.

Response:
We have revised our disclosure to clearly state we are not currently engaged in any negotiations or otherwise have no specific plans to use the additional authorized shares for any acquisition, merger or consolidation.

4.
Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please disclose any other provisions of your articles, bylaws, or other governing documents that have material anti-takeover consequences. Please disclose any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform shareholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Response:	We have discussed the possible anit-takover effects of the increase in authorized shares.

Should you have any further questions or concerns, please contact our counsel, Mr. Raul Silvestre, at 818-597-7552 or fax any additional comments to 818-597-7551